April 12, 2019

Dara Khosrowshahi
Chief Executive Officer
Uber Technologies, Inc.
1455 Market Street, 4th Floor
San Francisco, CA 94103

       Re: Uber Technologies, Inc.
           Amendment No. 4 to
           Draft Registration Statement on Form S-1
           Submitted April 4, 2019
           CIK No. 0001543151

Dear Mr. Khosrowshahi:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 4 to Draft Registration Statement

General

1. We note that you entered into an asset purchase agreement to acquire Careem Inc. and its subsidiaries in March 2019 for a purchase price of approximately $3.1 billion. Provide us with your analysis of the significance of the acquired company pursuant to Rule 3-05 of
       Regulation S-X. If it is greater than 50% significant, please provide us with your analysis as to whether you deem the acquisition to be probable.
Exhibit Index, page II-8

2. Please file the asset purchase agreement with Careem as an exhibit or explain to us why
 Dara Khosrowshahi
Uber Technologies, Inc.
April 12, 2019
Page 2
      this is not required by Item 601(b)(2) or (b)(10) to Regulation S-K.
        You may contact Melissa Gilmore, Staff Accountant, at (202) 551-3777 or Melissa Raminpour, Accounting Branch Chief, at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan
McWilliams, Attorney-Advisor, at (202) 551-3217 or Anne Nguyen Parker, Assistant Director, at (202) 551-3611 with any other questions.



                                                            Sincerely,
FirstName LastNameDara Khosrowshahi
                                                            Division of
Corporation Finance
Comapany NameUber Technologies, Inc.
                                                            Office of
Transportation and Leisure
April 12, 2019 Page 2
cc:       Dave Peinsipp, Esq.
FirstName LastName